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SEC FILE NUMBER
8-48587

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kun-Lun Development Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6080 Stewart Avenue

(No. and Street)

Fremont	**CA**	**94538**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gilbert Kuo **(510) 661-0260**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

RB 4/11/07

OATH OR AFFIRMATION

I, **Gilbert Kuo**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Kun-Lun Development Corporation**, as of **December 31, 2006**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Subscribed and sworn to before me
this 21st day of March 2007



Notary Public


CAROL DIANE STEPANOVICH
Commission # 1655232
Notary Public — California
Contra Costa County
My Comm. Expires Apr 25, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
APR 0 2 2007
WASH., D.C.
203
SECTION

KUN-LUN DEVELOPMENT CORPORATION

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2006


Harb
Levy
&
Weiland
ACCOUNTANTS
CONSULTANTS
LLP

Independent Auditors' Report

To the Board of Directors of
Kun-Lun Development Corporation

We have audited the accompanying statement of financial condition of Kun-Lun Development Corporation (the Company) as of December 31, 2006, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy & Weiland LLP

San Francisco, California
March 19, 2007

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail:hlw@hlwcpa.com www.hlwcpa.com

Kun-Lun Development Corporation
Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 3,321
Deposits at clearing broker	107,044
Securities owned, at fair value	1,359,940
Receivables	18,877
Furniture and office equipment, net	2,061
Total assets	$ 1,491,243

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 40,004
Income tax payable	9,168
Payable to clearing broker	552,339
Deferred tax liabilities	305,092
Total liabilities	906,603
Stockholders' equity:	
Common stock (50,000,000 shares of no par value authorized: 6,300,000 shares issued and outstanding)	600,000
Accumulated deficit	(15,360)
Total stockholders' equity	584,640
Total liabilities and stockholders' equity	$ 1,491,243

See Accompanying Notes to Financial Statements

Kun-Lun Development Corporation
Statement of Operations
For the Year Ended December 31, 2006

Revenues:	
Commissions	$ 54,806
Advisory fees	25,909
Interest and dividends	42,176
Total revenues	122,891
Principal transactions	(302,970)
Expenses:	
Interest	36,223
Clearing and floor brokerage fees	29,069
Employee benefits	11,245
Professional fees	16,025
Other	15,081
Total expenses	107,643
Loss before income tax	(287,722)
Income tax benefit	113,649
Net loss	$ (174,073)

See Accompanying Notes to Financial Statements

Kun-Lun Development Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock		Accumulated	Total Stockholders'
	Shares	Amount	Deficit	Equity
Balances, December 31, 2005	3,000,000	$ 300,000	$ 277,186	$ 577,186
Shares issued	4,000,000	400,000	-	400,000
Shares redeemed	(700,000)	(100,000)	(118,473)	(218,473)
Net loss	-	-	(174,073)	(174,073)
Balances, December 31, 2006	6,300,000	$ 600,000	$ (15,360)	$ 584,640

See Accompanying Notes to Financial Statements

Kun-Lun Development Corporation
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (174,073)
Adjustments to reconcile net loss to net cash used in operating activies:	
Depreciation	515
Deferred tax benefit	(123,649)
Increase in deposit at clearing broker	(2,837)
Decrease in securities owned	262,460
Increase in receivables	(13,616)
Increase in accounts payable and accrued expenses	40,004
Decrease in income tax payable	(108,786)
Decrease in payable to clearing broker	(61,580)
Net cash used in operating activities	(181,562)
Cash flows from investing activities:	
Purchase of office equipment	(2,577)
Net cash used in investing activities	(2,577)
Cash flows from financing activities:	
Cash received from shares issued	400,000
Cash paid on shares redeemed	(218,473)
Net cash provided by investing activities	181,527
Net decrease in cash	(2,612)
Cash, beginning of year	5,933
Cash, end of year	$ 3,321
Supplemental information:	
Cash paid for income taxes	$ 112,502
Cash paid for interest	$ 36,223

See Accompaying Notes to Financial Statements

1. Summary of Business and Significant Accounting Policies

Kun-Lun Development Corporation (the "Company") is a California corporation formed in 1995. The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker dealer and is a member of the National Association of Securities Dealers. Securities transactions are cleared through Southwest Securities, Inc. on a fully disclosed basis.

During May 2006, the Company paid $118,473 to KLD Holdings Company, LLC, a former shareholder, for a full and final payment upon the redemption of its shares that had occurred in September 2005.

Cash

Cash consists of demand deposits with commercial banks which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Securities Owned

Securities owned are recorded at fair value. The resulting difference between cost and fair value is included in the Company's statement of operations, as a component of principal transactions.

Furniture & Office Equipment, net

Furniture and office equipment are recorded at cost net of accumulated depreciation. Depreciation is computed under the straight-line method over estimated useful lives of 5 to 7 years. Total accumulated depreciation expense is $96,588.

Revenue Recognition

Commission revenue and related expenses arising from securities transactions are recorded on a settlement-date basis. Revenue and expenses recognized on a settlement-date basis are not materially different from a trade-date basis.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the base of assets and liabilities for financial statements and income tax purposes. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

1. Summary of Business and Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United Sates of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any potential liability related to non-performance by its customers. These activities expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market prices in order to fulfill the customer's obligation. The Company seeks to control off-balance-sheet credit risk by monitoring its customer's transactions and reviewing information it receives from its clearing broker on a daily basis.

3. Related Party Transactions

A significant percentage of commission revenues are earned on securities transactions executed on behalf of the Company. Management has not determined the amount earned from these transactions that is included in revenue.

The Company operates from office premises provided by one of the Company's prior shareholders.

In 2006, the Company paid a stockholder $11,245 in employee benefits.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $332,571 which was $232,571 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.1479 to 1.

5. Income Taxes

Deferred tax liabilities relate primarily to the recognition of unrealized market gains and losses on securities held for investment for financial statement purposes versus recognition of gains and losses when investments are sold for tax purposes.

Net deferred tax liabilities at December 31, 2006 consist of the following:

Deferred tax liabilities	
Federal	$ 242,137
State	62,955
Total	$ 305,092

The components of income tax benefit (expense) for the year ended December 31, 2006 are as follows:

Current	
Federal	$ (8,108)
State	(1,892)
	(10,000)
Deferred	
Federal	112,718
State	10,931
	123,649
Income tax benefit	$ 113,649

6. Deposits Held at Clearing Organization

During the year, the Company changed its clearing broker from Bear, Stearns and Co., Inc. to Southwest Securities, Inc. Under the Company's new clearing agreement, a good faith deposit of $50,000 is required to be held at Southwest Securities, Inc. As of December 31, 2006, the Company had $56,865 and $50,179 on deposit with Bear, Stearns and Co., Inc. and Southwest Securities., Inc. respectively.

7. Payable to Clearing Broker

The payable to clearing broker of $552,339 is for margin loans collateralized by securities owned. The interest rate charged by the clearing broker on this loan is the federal funds rate plus 1.75%.

8. Risk Concentration

At December 31, 2006, securities owned at fair value include 65,000 shares of Intel Corporation common stock (valued at $1,316,250).

SUPPLEMENTARY INFORMATION

SCHEDULE I
Page 1 of 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Kun-Lun Development Corporation as of December 31, 2006

1. Total ownership equity from Statement of Financial Condition			$ 584,640	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			$ 584,640	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 584,640	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17,461	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(17,461)	3620
7. Other additions and/or allowable credits (List)			155,330	3630
8. Net capital before haircuts on securities positions			722,509	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	203,991	3734		
D. Undue Concentration	185,947	3650		
E. Other (List)		3736	(389,938)	3740
10. Net Capital			$ 332,571	3750

OMIT PENNIES

6. Non allowable assets

Advisory fee receivable	$ 15,400
Furniture and office equipment, net	2,061
	$ 17,461

7. Adjustment for tax provision related to securities haircut $ 155,330

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Kun-Lun Development Corporation as of December 31, 2006

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Description			Amount	Code
11.	Minimum net capital required (6 2/3% of line 19)			$ 3,278	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			100,000	3758
13.	Net capital requirement (greater of line 11 or 12)			100,000	3760
14.	Excess net capital (line 10 less 13)			232,571	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			327,654	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description			Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			49,172	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820		3830
19.	Total Aggregate indebtedness			49,172	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			14.79%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24.	Net capital requirement (greater of line 22 or 23)		3760
25.	Excess capital (line 10 or 24)		3910
26.	Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Kun-Lun Development Corporation
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2006

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III

Kun-Lun Development Corporation
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2006

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

Kun-Lun Development Corporation
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
For The Year Ended December 31, 2006

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$341,739	$ 40,004	11.71%
Computation per Schedule I	332,571	49,172	14.79%
Differences	$ 9,168	$ (9,168)	

The net capital difference is due to the additional accrual of income taxes.

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.



To the Board of Directors of
Kun-Lun Development Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Kun-Lun Development Corporation for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail:hlw@hlwcpa.com www.hlwcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy + Weiland LLP

San Francisco, California
March 19, 2007

END